FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 23, 2007

Exhibit 99.1

Vimicro Reports Second Quarter 2007 Financial Results

BEIJING – Aug 23, 2007 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its financial results for the second quarter of 2007 ended June 30, 2007.

Second Quarter of 2007 – (Unaudited)

Net revenue in the second quarter of 2007 was $26.5 million as compared to $16.9 million reported in the first quarter of 2007 and $32.9 million in the second quarter of 2006.

Second quarter 2007 net income was $0.2 million, compared with a net loss of $3.8 million in the first quarter of 2007 and net income of $1.8 million in the second quarter of 2006. Earnings per ADS (each representing four ordinary shares) were $0.01, compared with a loss per ADS of ($0.11) in the first quarter of 2007 and earnings per ADS of $0.05 in the second quarter of 2006.

Non-GAAP net income in the second quarter, which excluded $1.4 million in share-based compensation expense, was $1.6 million compared to a net loss of $2.5 million in the first quarter of 2007 and net income of $2.6 million in the second quarter of 2006. Non-GAAP earnings per ADS for the second quarter of 2007 were $0.04, compared with a loss of ($0.07) in the first quarter of 2007 and earnings per ADS of $0.07 in the second quarter of 2006.

Business Outlook

“I am pleased to see the strong pick up in our results this quarter. Our increased efforts on global sales and marketing as well as our new R&D initiatives have resulted in better revenue and net profit,” said Dr. John Deng, Chairman and Chief Executive Officer of Vimicro. “I am positive on the continual growth of our core PC/Notebook multimedia products as the market continues to expand. Additionally, we remain excited about the new multimedia opportunities related to the 3G rollout in China, which will further drive the long-term growth of Vimicro.”

Second Quarter 2007 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, August 23, 2007, at 5:00 p.m., Eastern Time, to discuss the Company’s second quarter 2007 financial results. Investors and other interested parties may access the call by dialing 866-356-4279 (or +1-617-597-5394 outside of the U.S.), with the pass code 21800344, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at www.vimicro.com. Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until August 30, 2007 at midnight (ET). The replay number is 888-286-8010 with a pass code of 79542796. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Disclosure of Home Country Practice

Vimicro followed home country practice with respect to distribution of annual reports in 2006 and 2007. Vimicro has posted its annual reports on http://www.vimicro.com/english/investors.htm and will send its shareholders a written notice containing the website address for its annual reports and informing them that upon receipt of request from any of its shareholders, Vimicro would deliver a hard copy of the annual report to such shareholder.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 23, 2007, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of June 30, 2007, depending on the period discussed (the second quarter of 2007), which were RMB 7.6155 to US$1.00.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

+1-972.239.5119 ext. 159

rbright@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	6/30/2007	12/31/2006
	(unaudited)	(audited)
Assets
Current assets:
Cash	118,003	114,834
Accounts receivable, net	5,324	6,315
Notes receivable	911	2,435
Inventories, net	10,535	11,955
Prepayments and other current assets, net	2,477	3,353
Deferred tax assets	179	170

Total current assets	137,429	139,062
Investment in an associated company	150	146
Property, equipment and software, net	10,237	8,498
Other assets	1,855	644

Total assets	149,671	148,350

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	6,540	5,379
Taxes payable	1,095	1,500
Advances from customers	77	246
Due to an associated company	56	56
Accrued expenses and other current liabilities	6,474	6,072
Deferred grants	269	210

Total current liabilities	14,511	13,463
Non-current liabilities:
Deferred tax liabilities	30	30

Total liabilities	14,541	13,493

Shareholders’ equity:
Ordinary shares, $.0001 par value. 140,026,937 and 139,782,585 shares issued and outstanding as of June 30, 2007 and December 31, 2006, respectively	14	14
Additional paid-in capital	134,202	131,449
Deferred stock-based compensation	—	—
Accumulated other comprehensive income (loss)	3,137	1,987
Accumulated deficit	(4,955)	(1,325)
Statutory reserve	2,732	2,732

Total shareholders’ equity	135,130	134,857

Total liabilities, redeemable convertible preferred shares and shareholders' equity	149,671	148,350

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2007 2Q	2007 1Q	2006 2Q
	(unaudited)	(unaudited)	(unaudited)
Net revenue	26,496	16,880	32,864
Cost of revenue	(18,416)	(11,633)	(22,485)

Gross profit	8,080	5,247	10,379
Operating expenses*
Research and development, net	(5,019)	(5,708)	(3,849)
Sales and marketing	(1,169)	(1,394)	(1,434)
General and administrative	(2,557)	(2,776)	(4,061)

Income (loss) from operations	(665)	(4,631)	1,035
Other income (expense):
Interest income	1,065	1,096	1,100
Others, net	(147)	(353)	(127)

Income(loss) before income taxes and share of loss of associated company and minority interest	253	(3,888)	2,008
Income taxes expense	(48)	53	(221)

Net income (loss) before share of loss of associated company and minority interest	205	(3,835)	1,787
Share of loss of associated company, net of tax	—	—	(1)

Net income (loss) before minority interest	205	(3,835)	1,786
Net income (loss)	205	(3,835)	1,786
Other comprehensive income (loss):
Foreign currency translation adjustment	697	453	113

Comprehensive income (loss)	902	(3,382)	1,899

Income (loss) per share
-Basic	0.00	(0.03)	0.01

-Diluted	0.00	(0.03)	0.01

Income (loss) per ADS
-Basic	0.01	(0.11)	0.05

-Diluted	0.01	(0.11)	0.05

Weighted average number of ordinary shares outstanding
-Basic	139,507,099	139,435,920	136,915,297

-Diluted	143,126,310	139,435,920	148,648,334

Weighted average number of ADS outstanding
-Basic	34,876,775	34,858,980	34,228,824

-Diluted	35,781,578	34,858,980	37,162,083

* Components of share-based compensation expenses are included in the following expense captions:
Research and development	(693)	(682)	(573)
Sales and marketing	(191)	(206)	(205)
General and administrative	(502)	(448)	(54)

Total	(1,385)	(1,336)	(832)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended June 30, 2007			Three months ended March 31, 2007			Three months ended June 30, 2006

	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Income (Loss) from operations	(665)	1,385	720	(4,631)	1,336	(3,295)	1,035	832	1,867
Net income (loss)	205	1,385	1,590	(3,835)	1,336	(2,499)	1,786	832	2,618
Diluted income (loss) per ADS	0.01	0.03	0.04	(0.11)	0.04	(0.07)	0.05	0.02	0.07

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.